SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Celyad Oncology SA
(Name of Issuer)

Ordinary shares, no nominal value per share (Title of Class of Securities)

151205200** (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS CFIP CLYD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIP II UB Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIP Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.:  151205200

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to ordinary shares, no nominal value per share (“Ordinary Shares”), of Celyad Oncology S.A., a limited liability company incorporated and existing in the form of a naamloze vennootschap / société anonyme under Belgian law (the “Issuer”). The principal executive offices of the Issuer are located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

Item 2. Identity and Background.

(a)
(i)	CFIP CLYD LLC, a Delaware limited liability company (“CFIP”), directly holds 6,500,000 Ordinary Shares.

(ii)	FIP II UB Investments LP, a Delaware limited partnership (“FIP II”), holds 50% of the membership interests in CFIP.

(iii)	FIP Fund II GP LLC, a Delaware limited liability company (“FIP II GP”), is the general partner of FIP II.

(iv)
Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the parent of FIP II GP and indirectly controls the general partners of certain investment funds that hold membership interests in CFIP.

(v)	FIG LLC, a Delaware limited liability company (“FIG LLC”), indirectly controls the investment advisers to certain investment funds that hold membership interests in CFIP.

(vi)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(vii)	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(viii)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.
CFIP, FIP II, FIP II GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”
(b)          The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 2, 2021, CFIP entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer, pursuant to which the Issuer agreed to sell to CFIP, in an unregistered offering, an aggregate of 6,500,000 Ordinary Shares at a purchase price of $5.00 per share, which represented a 18.5% premium over the 30-day volume weighted average price of the Issuer’s American Depositary Shares on the Nasdaq Global Market, for total gross proceeds of $32,500,000 (the “Private Placement”). The Private Placement closed on December 8, 2021 (the “Closing Date”). The funds used by CFIP to purchase the Ordinary Shares were funded from capital contributions from investment funds and managed accounts which are controlled affiliates of Fortress.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Persons may, at any time and from time to time, engage in discussions with the Issuer and its management for the purpose of effecting one or more of CFIP’s rights pursuant to the Shareholders’ Rights Agreement (as defined below).

The Reporting Persons entered into the Subscription Agreement and acquired beneficial ownership of the Ordinary Shares disclosed herein for investment purposes. Other than as described in Items 3, 4 and 6, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)
(i)	Amount Beneficially Owned: See Item 11 of each of the cover pages.
(ii)	Percent of Class: See Item 13 of each of the cover pages.
(iii)	Number of Shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Ordinary Shares outstanding contained herein are based on the information provided by the Issuer.

(c)          Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Ordinary Shares.

(d)          No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Shareholders’ Rights Agreement

In connection with the Subscription Agreement, the Issuer also entered into a Shareholders’ Rights Agreement (the “Shareholders’ Rights Agreement”) with CFIP, dated as of December 2, 2021. Pursuant to the Shareholders’ Rights Agreement, as long as CFIP continues to hold at least 10% of the Issuer’s outstanding Ordinary Shares, CFIP shall have the right to select two individuals to be, at CFIP’s option, either members of the Issuer’s Board of Directors (the “Board”) or non-voting observers of the Board (and, if CFIP elects for both individuals to be members of the Board, CFIP shall have the further right to select a third individual to be a non-voting observer of the Board). On the Closing Date, the Issuer appointed to the Board one individual designated by CFIP, Ami Patel Shah.

Pursuant to the Shareholders’ Rights Agreement, CFIP also received a right of first offer on any new indebtedness to be incurred by the Issuer and a pro rata right of first refusal on any new equity securities to be issued by the Issuer, as well as customary registration rights that it may exercise any time after the expiration of the Lockup/Standstill Period (as defined below). The Issuer also granted CFIP certain protective provisions related to the Issuer’s intellectual property portfolio.

Pursuant to the Shareholders’ Rights Agreement, CFIP has agreed to (i) a lock-up on sales of its Ordinary Shares purchased in the Private Placement and (ii) a standstill, both of which shall expire upon the earliest of (i) any Company EGM at which a Company EGM Proposal (both, as defined in the Shareholders’ Rights Agreement) fails to be approved by Issuer shareholders; (ii) the 90th day following the Closing Date if any Company EGM Proposal has not been approved by Issuer shareholders as of such date and (iii) nine months from the Closing Date (the “Lockup/Standstill Period”).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the Shareholders’ Rights Agreement, included as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer’s Current Report on Form 6-K filed with the SEC on December 3, 2021.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1
Subscription Agreement dated December 2, 2021, by and among CFIP CLYD LLC and Celyad Oncology SA (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on December 3, 2021).

2
Shareholders’ Rights Agreement dated December 2, 2021, by and among CFIP CLYD LLC and Celyad Oncology SA (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 6-K, filed with the SEC on December 3, 2021).

3	Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021	CFIP CLYD LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FIP II UB INVESTMENTS LP By: FIP Fund II GP LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FIP FUND II GP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FORTRESS OPERATING ENTITY I LP By: FIG Corp. its General Partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 17, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of CFIP CLYD LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Drew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
William A. Covino	Chief Financial Officer
Paul Lyons	Deputy Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of FIP II UB Investments LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIP Fund II GP LLC	General Partner of FIP II UB Investments LP

Directors and Officers of FIP Fund II GP LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Peter L. Briger Jr.	Managing Partner
Constantine Dakolias	Managing Partner
Joshua Pack	Managing Partner
Drew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
William A. Covino	Chief Financial Officer
Paul Lyons	Deputy Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Peter L. Briger Jr.	Director and Chairman
Constantine Dakolias	Director and President
Marc K. Furstein	Director and Chief Operating Officer
Daniel Bass	Director and Treasurer
David N. Brooks	Secretary

A-1

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone	Principal and Class A Director
George W. Wellde Jr.	Class A Director
Michael G. Rantz	Class A Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board and Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

A-2